UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2024

Commission File Number: 001-38885

ORGANIGRAM HOLDINGS INC.

(Translation of registrant's name into English)

145 King Street West, Suite 1400

Toronto, Ontario, Canada M5H 1J8

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [   ] Form 40-F [X]

INCORPORATION BY REFERENCE

Exhibit 99.1 to this report on Form 6-K furnished to the SEC is expressly incorporated by reference into the Registration Statement on Form F-10 of ORGANIGRAM HOLDINGS INC. (File No. 333-274686), as amended and supplemented.

SUBMITTED HEREWITH

Exhibits

99.1	Material Change Report dated December 16, 2024

99.2	Share Purchase Agreement between Organigram Holdings Inc. and the shareholders of Motif Labs Ltd., dated December 6, 2024.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ORGANIGRAM HOLDINGS INC.

/s/ Greg Guyatt

Greg Guyatt

Chief Financial Officer

Date: December 16, 2024